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Armaga VR

Virtual Reality

7501 W. Cermak Rd.
North Riverside, IL 60546
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Open until 7:00 PM
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Investment Opportunity
Data Room
Updates 1
Discussion
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THE PITCH
Armaga VR is seeking investment to build and purchase new virtual reality hardware.
Generating RevenueFirst Location
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BUSINESS MODEL

IMMERSIVE PHYSICAL EXPERIENCES We provide intense bite sized content with full immersion.

We maintain a vast library of virtual reality content across a diverse category of experiences.
Guests can expect to experience full-motion simulation, 360-degree roller coaster rides, car racing, feeling of weightlessness, wind and more at our virtual reality studios.
Six-degrees of freedom: Head-tracking technology allows the image in front of you to shift as you look up, down and side to side or angle your head.
Enjoy 180° to 360° degree roller-coaster rides and experience heart-throbbing inversions, venturesome tight turns, and daringly steep slopes.
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OUR STORY

We offer a distinct blend of immersive entertainment for individuals and families at transport hubs, select retail and culturally significant venues.

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THE TEAM
Archie Thompson
Founder

Founder of an emerging virtual reality technology startup with experience from ideation to commercialization. Increased top-line revenue by 135% in 2020; despite headwinds from COVID-19.

Negotiated and won contract at Chicago O'Hare Airport to open first in-terminal VR studio at O'Hare Airport (T5) late '19.

Nominated for 2020 Best Innovative Consumer Experience Concept or Practice by ACI (Airports Council International).

Manage a team of 10 direct reports to ensure financial targets are achieved.

Education: Studied Business and Marketing in undergrad at St. Mary's University of Minnesota; Finance at University of Chicago and Dominican University, River Forest, IL.

Career: Founder of a recent tech startup and over 17 years of client advisory experience in Commercial Banking, Treasury, Cash Management and Equipment Finance (JP Morgan Chase, Citigroup, GE Capital/Element Corp).

Family: My wife and I are raising our wonderful "Afro-Bavarian-Nordic" family in Illinois.

 Hobby: Few things are better to me than traveling the world and absorbing cultures. I have traveled across four Continents and multiple Countries (e.g., China, Australia, New Zealand, Ghana, Ivory Coast, England).

Career Perspective: Firm believer in Requisite Variety; the notion that a healthy amount of diversity in learning and perspective is required to address complex problems as they emerge. My career experience in banking, finance and technology affords me a healthy mix of requisite variety that are easily translatable across various functions/verticals.

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ARMAGA VR INTRO VIDEO
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Intro Video

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ARMAGA OVERVIEW
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$30,000
Average Monthly Revenue
$850,000
Projected Annual Revenue
3,600 sq. ft.
Floor Space
$15
Average Ticket Size
3
Founded
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Virtual Reality Industry

$18.8 B: Market size of the AR/VR Market in 2020

By 2030, 23 million jobs will be using AR/VR technology with gaming and entertainment being the primary driver.

$92.31 B: Size of the VR industry by 2027

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Q&A
What is your background? How did you get into the industry?

I started my career in banking and financial services more than 17 years ago. However, I noticed a consistent lack of robust entertainment amenities at transport hubs and retail venues. With virtual reality technology still in its infancy, I set out on a mission to advance the adoption this emerging technology at venues that matter most to general public.

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2018
Incorporated

Armaga Vr was founded in late 2019. We opened our first location-based virtual reality studio in late 2019. We plan to quickly expand to several retail venues, transport hubs and culturally significant sites across the United States with plans for global expansion.

2019
BetaTested

Beta-tested in several retail venues. Awarded contract to open first airport in-terminal virtual reality studio at Chicago O'Hare Airport (Terminal 5)

2020
Relocated

Relocated to a local retail center and grow sales by 134% during the pandemic.

2021
Expansion

Signed lease on a 3600 sq.ft. space to open new studio at North Riverside Park Mall in North Riverside, IL

Updates
Investor Exclusive
MARCH 9TH, 2021
North Riverside Construction

North Riverside construction started today 3/9/2021. We expect the project should completed by the second week of April. We plan to go live late April.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Acquire hardware $9,400
Mainvest Compensation $600
Total $10,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$854,100	$922,428	$1,008,491	$1,114,383	$1,240,308
Cost of Goods Sold	$140,384	$165,789	$188,869	$196,365	$210,563
Gross Profit	$713,716	$756,639	$819,622	$918,018	$1,029,745

EXPENSES

Rent	$144,000	$147,600	$151,290	$155,072	$158,948
Utilities	$12,000	$12,300	$12,607	$12,922	$13,245
Salaries	$340,000	$367,200	$401,459	$443,612	$493,740
Insurance	$6,500	$7,264	$8,624	$9,245	$11,254
Repairs & Maintenance	$7,564	$8,246	$9,642	$10,054	$10,854
Legal & Professional Fees	$8,000	$9,200	$10,456	$11,564	$12,846
Marketing	$12,000	$14,000	$16,000	$18,000	$20,000
Operating Profit	$183,652	$190,829	$209,544	$257,549	$308,858

This information is provided by Armaga VR. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet

ARMAGA VR INC EIN.pdf
Investment Round Status

$10,000

TARGET

$250,000

MAXIMUM

This investment round closes on July 30, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name ARMAGA VR INCORPORATED
Investment Structure Revenue Sharing Note
Investment Multiple 1.1×
Business's Revenue Share 0.5%-12.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2025
Financial Condition

Triple digit growth in the height of a pandemic; sales up 134% in 2020.

All existing equipment are fully owned by business with no external liens on leverage.

Experienced and dedicated full time management team (no outside employment).

Owner is 100% invested with savings fully committed to business.

Prudent expense management with zero frivolous spending (no credit card debt).

Rapid growth in customer base while over-levered and poorly managed competitors shutter.

Strong supplier relationship and focus on building IP portfolio.

3 5 yr. goal of capturing a greater share of the $92.31 B VR market by expanding our offering to consumers' homes.

Outstanding debt or equity

The capital raised through Mainvest will make up the majority of the Armaga Vr, Incorporated's fundraising (other than a small loan from family with a balance of $12,119.14 as of February 13, 2021 and the SBA EIDL program in the amount of $8,600. There is also a PPP loan in the amount of $23,166 from the Small Business Administration that has been approved for forgiveness. However, Armaga Vr, Incorporated may require additional funds from alternate sources at a later date.

Risk Factors
Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Armaga Vr, Incorporated competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Armaga Vr, Incorporated's core business or the inability to compete successfully against the with other competitors could negatively affect Armaga Vr, Incorporated's financial performance.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Armaga Vr, Incorporated and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Armaga Vr, Incorporated is a newly established entity and therefore has no operating history from which forecasts

could be projected with.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Armaga Vr, Incorporated to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

The Company Might Need More Capital

Armaga Vr, Incorporated might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Armaga Vr, Incorporated is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Uninsured Losses

Although Armaga Vr, Incorporated will carry some insurance, Armaga Vr, Incorporated may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Armaga Vr, Incorporated could incur an uninsured loss that could damage its business.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Armaga Vr, Incorporated, and the revenue of Armaga Vr, Incorporated can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Armaga Vr, Incorporated or management), which is responsible for monitoring Armaga Vr, Incorporated's compliance with the law. Armaga Vr, Incorporated will not be required to implement these and other investor protections.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Changes in Economic Conditions Could Hurt Armaga VR

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Armaga VR's financial performance or ability to continue to operate. In the event Armaga VR ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Future Investors Might Have Superior Rights

If Armaga VR needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Armaga VR is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Armaga VR fails to generate enough revenue, you could lose some or all of your money.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Armaga VR to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Reliance on Management

As a securities holder, you will not be able to participate in Armaga VR's management or vote on and/or influence any managerial decisions regarding Armaga VR. Furthermore, if the founders or other key personnel of Armaga VR were to leave Armaga VR or become unable to work, Armaga VR (and your investment) could suffer substantially.

This information is provided by Armaga VR. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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